INVESTMENT LAW GROUP

OF DAVIS GILLETT MOTTERN & SIMS, LLC

1230 Peachtree Street NE

Suite 2445

Atlanta, Georgia 30309

____________________

Telephone: (404) 607-6933  Facsimile: (678) 840-2126

November 4, 2013

Adam Turk, Esq.

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. St., N.E.

Washington, DC 20549

Re:

Silver Falcon Mining, Inc.

Comments to Form 10-K for Fiscal Year Ended December 31, 2012

Filed April 12, 2013

File No. 000-53765

Dear Mr. Turk:

I am writing to follow-up our phone call today regarding Silver Falcon Mining, Inc.’s response to your comment letter dated October 18, 2013 to the above-referenced report filed by the company.  Due to the need to obtain approval of the auditor to requested changes to the audited financials, the company will need until Friday, November 8, 2013 to submit a response.

Please feel free to contact me if you have any questions.

Very truly yours,

/s/ Robert J. Mottern

Robert J. Mottern

Cc:

Pierre Quilliam

Tom Ridenour